UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date March 15, 2024	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

March 15, 2024

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES AMENDMENT TO ITS BYLAWS

Bancolombia announces that at the ordinary meeting of today, March 15, 2024, the General Shareholders Assembly approved with the required majority an amendment to the bylaws.

The reform seeks to advance in the strengthening of corporate governance, adopt best practices, provide greater clarity and update in line with current regulations.

The amendments come into effect upon approval granted by the General Shareholders´ Meeting

The text of the amendment to the Articles of Association can be consulted at: https://www.grupobancolombia.com/wcm/connect/www.grupobancolombia.com15880/cfc225e0-0430-4a05-8bc7-94da90ad485c/15.+Proposicion+Reforma+de+Estatutos.pdf?MOD=AJPERES&CVID=oUv5r8e

The administration of the Company confirms that the necessary processes and authorizations were completed to carry out the General Shareholders´ Meeting

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Contacts
Julián Mora Gonzalez	Jose Humberto Acosta	Catalina Tobon Rivera
Corporate VP	Financial VP	Director of Investor Relations
Tel.: (571) 4042436	Tel.: (571) 4885934	Tel.: (571) 4885950